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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                                (Amendment No.3)

                                Vector Group Ltd.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    112525100
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                                 (CUSIP Number)

                              Holland & Knight LLP
                                  195 Broadway
                            New York, New York 10007
                                 (212) 513-3200
                      Attention: Arthur E. Rosenberg, Esq.
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 21, 2001
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                          Page 2


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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Artemis America Partnership
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            981,736 shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        981,736 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      981,736 shares of Common Stock
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.3%
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14    TYPE OF REPORTING PERSON*

      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                          Page 3


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Artemis Finance SNC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
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                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            981,736 shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        981,736 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      981,736 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Artemis SA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
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                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            981,736 shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        981,736 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      981,736 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.3%
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14    TYPE OF REPORTING PERSON*

      HC; CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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      This Amendment No. 3 amends the Schedule 13D filed on July 10, 2000 (the
"Schedule 13D") and amended on September 20, 2000, and May 14, 2001 (updated May 16, 2001), by Artemis America Partnership, a Delaware general partnership ("Artemis America"), and its general partners, Artemis Finance Inc. ("Artemis Finance") and Artemis SA ("Artemis" and together with Artemis America and Artemis Finance, the "Reporting Persons"), both of which are foreign corporations.

Item 1. Security and Issuer

      No change.

Item 2. Identity and Background

      No change.

Item 3. Source and Amount of Funds or Other Consideration

      Not applicable - See Item 4.

Item 4. Purpose of the Transaction

      This filing is being made in connection with the sale by Artemis America of (i) 1.5 million shares of common stock of the Issuer ("Common Stock") at a sale price of $32.00 per share in a private transaction effected without a broker and (ii) thirteen separate sale transactions for an aggregate of 236,900 shares of Common Stock effected through a broker in the open market from May 30, 2001 to August 16, 2001.

Item 5. Interest of Securities of the Issuer

      (a) Artemis America currently beneficially owns within the meaning of Rule 13d-3, 981,736 shares of Common Stock representing approximately 3.3% of the issued and outstanding shares of the Common Stock, based on the Issuer having issued and outstanding 29,382,796 shares of Common Stock on August 13, 2001, as reported by the Issuer in its most recent quarterly report on Form 10-Q. Artemis Finance and Artemis as general partners of Artemis America may be deemed to be beneficial owners of the Shares owned by Artemis America.

      (b) The Reporting Persons may be deemed to have shared voting and dispositive power with respect to 981,736 shares of Common Stock. See the information set forth on Appendix A.
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                                                                          Page 6


      (c) See the information set forth under "Item 4. Purpose of the Transaction."

      (d) No change.

      (e) Artemis America ceased to be a beneficial owner of more than five percent of the Common Stock on August 24, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

      No change.

Item 7. Material to be Filed as Exhibits

      No change.
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                                    SIGNATURE

      After reasonably inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2001

                                        ARTEMIS AMERICA PARTNERSHIP

                                        By: Artemis SA, General Partner

                                        By: /s/ Emmanuel Cueff
                                           -------------------------------------
                                            Name: Emmanuel Cueff
                                            Title: General Secretary


                                        ARTEMIS FINANCE SNC

                                        By: Artemis SA, General Partner

                                        By: /s/ Emmanuel Cueff
                                           -------------------------------------
                                            Name: Emmanuel Cueff
                                            Title: General Secretary


                                        ARTEMIS SA

                                        By: /s/ Emmanuel Cueff
                                           -------------------------------------
                                            Name: Emmanuel Cueff
                                            Title: General Secretary
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                                   APPENDIX A

      No change.